Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Through FMF, our operating subsidiary, we are a contract manufacturer of affordable luxury leather goods with our manufacturing operations in Cambodia. We primarily manufacture handbags, such as shoulder bag, crossbody bag, tote bag, backpack, top-handle handbag, satchel and other smaller leather goods, such as wallets. Our customers are well-known global fashion brands that are headquartered in the United States.

With our craftsmanship and extensive knowledge of the leather goods manufacturing process, our product engineers convert our customers’ vision and design into leather goods products. Our products are primarily affordable luxury products that are made of leather and/or other materials.

Key Factors that Affect Results of Operation

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Our ability in consolidating our existing customer base and developing new customers

Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Their level of demand for our products may fluctuate due to changes in customer demand, including their business strategies, operational needs and product portfolio or changes in consumer trends.

Our success depends on our ability to maintain long-term, strong and stable relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customer to expand the volume of businesses with our existing customers or to extend our customer base by adding new customers at desired levels or at all, it could have a material adverse effect on our business, financial condition and results of operations.

Cost of raw materials

The major components of our raw materials include leather, PVC, fabric, and hardware. Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to fully pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our business, financial condition, profitability, and cash flows.

Direct labor cost

Direct labor cost of our Group was approximately US$2,086,000 and US$1,968,000 for the six months ended September 30, 2025 and 2024, respectively, representing approximately 32.5% and 27.1% of our total cost of sales, respectively. Competition for skilled labor in Cambodia has been more intense in recent years. The average labor cost in Cambodia has been on an increasing trend due to higher cost of living and the implementation of the 2024 government-mandated increase of the minimum wages in 2023 via Notification on the Determination of Minimum Wage for Employees in the Textile, Garments, Footwear Travel Goods and Bags Industry (the “2024 Minimum Wage Notification”) from US$204 to US$208 in Cambodia. Based on the 2025 Minimum Wage Notification, the minimum wage including all mandatory employment benefits, including the seniority bonus, the attendance, the accommodation and transportation allowance, and the meal allowance for overtime work. Each of our employees will receive, on average, at least US$305 per month. We cannot assure that we will be able to recruit and retain sufficient workforce in a timely manner or that our labor cost will remain stable in the future. Any material changes in the direct labor costs would affect our results of operation and profitability.

General economic and market conditions of our products

We derive substantially all of our revenue from the sale of leather goods in the international markets. Domestic and global economic growth has a significant impact on all aspects of our operations, including but not limited to the demand for and pricing of our products.

Majority of our revenue was derived from sales to the US consumer market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies are subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of personal leather products. Factors that could affect consumers’ willingness to make such discretionary purchase include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Critical Accounting Policies, Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are allowance for expected credit losses of trade receivables, allowance for write-down of inventories and depreciation of property, plant and equipment.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our combined and consolidated financial statements.

Revenue recognition

Revenue from sales of goods in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Group recognizes revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Sales of goods

For the sale of handbags, small leather goods and accessories, the Group typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and payment terms. These terms serve as the basis of the performance obligations that the Group must fulfil in order to recognize revenue.

The key performance obligation is when delivery of finished goods i.e., handbags, small leather goods and accessories has occurred, when the products have been shipped to the specified location/warehouse, or the risks have been transferred to the customers in accordance with Incoterms stipulated in the contracts. The completion of the performance obligation is evidenced by customer acceptance/acknowledgement indicating receipt of the products, or the Group has objective evidence that all criteria for acceptance have been satisfied. No right of goods return is given to customers. No significant element of financing is deemed present as typical payment terms range from 30 to 90 days from the date of invoice.

Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

Allowance for expected credit losses of trade receivables

The Group uses a provision matrix to measure expected credit losses for trade receivables. The expected credit losses rates are based on the Group’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Group assesses, for example, the country default risk. The Group adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

Six months ended September 30, 2024 compared to Six months ended September 30, 2025

The table below sets forth the age analysis of our gross accounts receivable at the end of each period:

As of September 30,	Current	1 – 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025 (US$)	1,268,123	60,907	—	—	—	1,329,030
2024 (US$)	848,167	104,819	—	—	10	952,996

The table below sets forth the subsequent settlements as of October 31, 2025 related to our accounts receivable as of September 30, 2025:

	Current	1 – 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025 (US$)	(961,064)	(60,907)	—	—	—	(1,021,971)

The table below sets forth the accounts receivable balance net of subsequent settlements as at October 31, 2025:

	Current	1 – 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025 (US$)	307,060	—	—	—	—	307,060

The table below sets forth the allowance for expected credit losses for each aging group of our gross accounts receivable at the end of each period:

As of September 30,	Current	1 – 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025 (US$)	(10,079)	—	—	—	—	(10,079)
2024 (US$)	(10,079)	—	—	—	—	(10,079)

The table below sets forth the percentage of allowance for expected credit losses for each aging group of our accounts receivable at the end of each period:

As of September 30,	Current	1 – 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025	0.8%	—	—	—	—	0.8%
2024	1.2%	—	—	—	—	1.1%

Taxes

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands and/or related to real estate in the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

In addition, pursuant to section 6 of the Tax Concessions Act of the Cayman Islands, our Company has obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company or by way of withholding in whole or in part of any relevant payment as defined in the Tax Concession Act.

The undertaking for our Company is valid for a period of twenty years from January 30, 2024

BVI

PMV is incorporated in the BVI and there are currently no withholding taxes or exchange control regulations in the BVI applicable to PMV. PMV is therefore not subject to tax on income or capital gains under current BVI law nor will there be any withholding tax upon payments of dividends by PMV.

Hong Kong

PFL is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. There are no withholding taxes in Hong Kong on remittance of dividends.

Cambodia

FMF is incorporated in Cambodia and a 20% annual tax on income shall apply on the net taxable income generated by a corporate taxpayer in Cambodia subject to certain exceptions. Generally, 14% withholding tax shall apply on income payments to non-resident suppliers. The applicable WHT may be lowered or exempted depending on the provisions of the relevant Double Taxation Agreements (“DTA”), subject to compliance with specific conditions.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Material accounting policy information”.

Results of Operations

Six months ended September 30, 2024, compared to six months ended September 30, 2025

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated.

	For the six months ended September 30,
	2024	2025
	US$	US$
Revenue	9,523,465	7,903,629
Cost of sales	(7,256,773)	(6,424,087)
Gross profit	2,266,692	1,479,542
Selling and distribution expenses	(170,168)	(113,595)
General and administrative expenses	(1,152,218)	(1,176,254)
Income from operations	944,306	189,693
Interest expenses	(330,779)	(98,231)
Other income	240,463	131,197
Income before income taxes	853,990	222,659
Income tax expense	(202,369)	(53,804)
Net income	651,621	168,855

Revenue

For the six months ended September 30, 2025 and 2024, we generated our revenue through sales of handbags.

Our revenue decreased by US$1,619,836 or approximately 17.0% from US$9,523,465 for the six months ended September 30, 2024 to US$7,903,629 for the six months ended September 30, 2025. This decrease is mainly due to tariff uncertainty and increase in the United States’ import tariff during the year.

Cost of sales

Our cost of sales consists mainly of raw material costs, direct labor costs and factory overheads.

Gross profit and gross profit margin

Our gross profit decreased by US$787,150 or approximately 34.7% from US$2,266,692 for the six months ended September 30, 2024 to US$1,479,542 for the six months ended September 30, 2025. Our gross profit margin decreased by approximately 5.1 percentage points from approximately 23.8% for the six months ended September 30, 2024 to approximately 18.7% for the six months ended September 30, 2025. The decrease was primarily due to sales discounts given to customers due to the increase in the United States’ import tariff during the year, accompanied by an increase in materials and labor costs.

Selling and distribution expenses

Our selling and distribution expenses consisted of export expenses, trucking costs and customs clearance fees. The amounts decreased by US$56,573 or approximately 33.2%, from US$170,168 for the six months ended September 30, 2024 to US$113,595 for the six months ended September 30, 2025. Selling and distribution expenses decreased due to relatively lower container load shipments during the six months ended September 30, 2025.

Administrative expenses

Our administrative expenses consisted of salaries, welfare and other benefits, director’s remuneration, management fees, professional services fees, office expenses and utilities, depreciation and others.

The following table sets forth a breakdown of our administrative expenses for the six months ended September 30, 2024 and 2025:

	For the six months ended September 30,
	2024	2025
	US$	US$
Salaries, welfare and other benefits	533,201	560,060
Management fees	152,375	79,355
Director’s remuneration	108,280	156,972
Directors’ fee	—	36,192
Office expenses and utilities	41,498	41,476
Professional services fees	186,764	206,829
Depreciation	15,561	14,867
Others	114,539	80,503
	1,152,218	1,176,254

Salaries, welfare and other benefits

Our salaries, welfare and other benefits remained relatively stable for the six months ended September 30, 2024 and 2025.

Management fees

Our management fee represented service fees for general corporate management paid to a related company during the six months ended September 30, 2024 and 2025. Our management fee decreased by US$73,020 or approximately 47.9% as the management fee arrangement had been discontinued upon listing.

Office expenses and utilities

Our office expenses and utilities consist mainly of office rental expense, electricity and water charges, travelling and stationery expenses. Our office expenses and utilities remained relatively stable for the six months ended September 30, 2024 and 2025.

Professional services fees

Our professional services fees consist mainly of fees paid to lawyers, auditors and other professionals. Our professional services fees increased by US$20,065 or approximately 10.7% from US$186,764 for the six months ended September 30, 2024 to US$206,829 for the six months ended September 30, 2025. Our professional services fees increased due to additional professional services engaged after the completion of our initial public offering (the “IPO”).

Depreciation

Our depreciation remained relatively stable for the six months ended September 30, 2024 and 2025.

Others

Other expenses remained relatively stable for the six months ended September 30, 2024 and 2025.

Interest expenses

Our interest expenses mainly represented interest on short term financing, supply chain financing and revolving loans. Our interest expenses decreased by US$232,548 or approximately 70.3% from US$330,779 for the six months ended September 30, 2024 to US$98,231 for the six months ended September 30, 2025. Our interest expenses decreased as our revolving loans and short-term financing had been fully repaid.

Other income

The following table sets forth a breakdown of other income for the six months ended September 30, 2024 and 2025:

	For the six months ended September 30,
	2024	2025
	US$	US$
Interest income from loans to related parties	229,451	23,736
Interest income from loans to third party	—	64,984
Interest income from fixed deposits	—	18,516
Interest income from banks	—	57
Sundry income	3,585	12,290
Gain on foreign exchange, net	7,427	11,614
	240,463	131,197

Our other income primarily included interest income from loans to related parties, interest income from loans to third party, interest income from fixed deposit, sundry income and gain on foreign exchange. Our other income decreased by US$109,266 or approximately 45.4% from US$240,463 for the six months ended September 30, 2024 to US$131,197 for the six months ended September 30, 2025, which was primarily due to the cessation of loans to related parties during the period, offset by increase in interest income from loans to third party and interest income from fixed deposit. Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans.

Provision for income tax expense

The following table sets forth a breakdown of provision for income tax expense for the six months ended September 30, 2024 and 2025:

	For the six months ended September 30,
	2024	2025
	US$	US$
Current income tax expense	210,436	63,573
Deferred taxation	(8,067)	(9,769)
Total	202,369	53,804

Domestic income tax is calculated at 20% (2025: 20%) of the estimated assessable profits for the financial periods. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The provision for income tax expense decreased by US$148,565 or approximately 73.4% from US$202,369 for the six months ended September 30, 2024 to US$53,804 for the six months ended September 30, 2025, which was primarily due to utilization of tax losses in PFL during the six months ended September 30, 2025.

Net income

As a result of the foregoing, our net income decreased by US$482,766 or approximately 74.1% from US$651,621 for the six months ended September 30, 2024 to US$168,855 for the six months ended September 30, 2025, mainly due to the decrease in sales and gross profits, offset partially by the decrease in income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As at March 31,		As at September 30,
	2024	2025	2025
	US$	US$	US$
CURRENT ASSETS
Cash and cash equivalents	235,348	102,697	1,663,797
Trade and other receivables	945,030	1,497,817	1,660,826
Loans to third party	—	—	3,893,852
Deferred IPO costs	230,642	795,771	—
Amounts due from related parties	2,053,318	1,053,708	340,476
Loans to related parties	4,001,174	4,291,215	—
Inventories	1,802,723	1,646,333	2,051,862
Total current assets	9,268,235	9,387,541	9,610,813

CURRENT LIABILITIES
Trade and other payables	2,466,368	4,424,830	2,070,498
Lease liabilities	74,715	80,916	84,207
Borrowings	2,823,729	5,088,600	—
Income tax payable	116,928	8,330	2,164
Total current liabilities	5,481,740	9,602,676	2,156,869
Net current assets/(liabilities)	3,786,495	(215,135)	7,453,944

Trade and other receivables

The following table sets forth a breakdown of our trade and other receivables, net as of the dates indicated:

	As at March 31,		As at September 30,
	2024	2025	2025
	US$	US$	US$
Trade receivables – third parties	623,161	1,199,983	1,329,030
Less: Allowance for expected credit losses of trade receivables – third parties	(10,079)	(10,079)	(10,079)
	613,082	1,189,904	1,318,951
Other receivables:
– third parties	37,913	2,271	6,160
Deposits	68,440	68,760	68,840
Prepayments	17,575	43,545	40,665
VAT refundable	260,025	316,530	349,403
Less: Allowance for expected credit losses for non-trade receivables	(52,005)	(123,193)	(123,193)
	945,030	1,497,817	1,660,826

Trade receivables, net

Trade receivables represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 14 to 90 days, depending on their reputation, transaction history and the products purchased.

Our trade receivables, net increased by US$129,047 or approximately 10.8% from US$1,189,904 as of March 31, 2025 to US$1,318,951 as of September 30, 2025. The increase in trade receivables was due to higher sales in the last three months ended September 30, 2025 as compared to the last three months ended March 31, 2025.

Our management regularly reviews outstanding accounts and provides an allowance for expected credit losses. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for expected credit losses. In establishing the required allowance for expected credit losses, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews outstanding receivables on a regular basis to determine if the expected credit losses allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for expected credit losses after all means of collection have been exhausted and that the likelihood of collection is not probable.

For details of the allowance for expected credit losses on trade receivables, please refer to the section headed “Allowance for expected credit losses of trade receivables”.

Deposits

Our deposits mainly comprised of refundable deposit of factory rental and utilities.

Our deposits remained relatively stable as of March 31, 2025 and September 30, 2025.

Prepayments

Our prepayments mainly comprised of prepayment for factory insurance, advance payment to supplier, and other prepaid expenses.

Our prepayments remained relatively stable as of March 31, 2025 and September 30, 2025.

Loans to third party

Loans to third party are unsecured, matures by March 31, 2026, and have an effective interest rate of 8% per annum.

Amounts due from/to related parties

The amounts due from related parties are unsecured, interest free and repayable on demand. These balances mainly relate to payment of operating expenses on behalf of the related parties. All amounts due from related parties will be discontinued upon listing.

Loans to related parties

Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans. Loans to related parties have been fully repaid as of September 30, 2025.

Inventories

Our inventories mainly comprised of raw materials, work-in-progress, finished goods and goods-in-transit.

Our inventories further increased by US$405,529 or approximately 24.6% from US$1,646,333 as of March 31, 2025 to US$2,051,862 as of September 30, 2025. The increase in inventories was mainly due to the increase in raw material balance and finished goods balance.

We review our inventory levels on a regular basis. We generally maintain an inventory level for at least one month production needs for edge paint and packaging materials, which are commonly necessary for most of our products. We believe that maintaining appropriate levels of inventories can help us better plan raw material procurement and deliver our products to meet customer demand in a timely manner without straining our liquidity.

Trade and other payables

The following table sets forth a breakdown of our trade and other payables, net as of the dates indicated:

	As of March 31,		As at September 30,
	2024	2025	2025
	US$	US$	US$
Trade payables – third parties	1,653,660	2,568,272	1,067,036
Advance payment from customers	464,080	172,821	231,172
Accrued expenses	343,491	1,292,291	769,884
Other payables	5,137	391,446	2,406
	2,466,368	4,424,830	2,070,498

Trade payable-third parties

Our trade suppliers usually grant us a credit period between 30 and 60 days.

Our trade payable decreased by US$1,501,236 or approximately 58.5% from US$2,568,272 as of March 31, 2025 to US$1,067,036 as of September 30, 2025 was mainly due to settlement of old trade payables.

Advance payment from customers

We receive advance payment from customers of up to 30% for new orders from certain customers. The increase by US$58,351 or approximately 33.8% from US$172,821 as of March 31, 2025 to US$231,172 as of September 30, 2025 was mainly due to more orders placed by the customer prior to the six months ended September 30, 2025 compared to March 31, 2025.

Accrued expenses

Our accrued expenses mainly represented accrued staff cost and benefits, professional fees, interest expenses and others. Our accrued expenses decreased by US$522,407 or approximately 40.4% from US$1,292,291 as of March 31, 2025 to US$769,884 as of September 30, 2025, which was mainly due to the subsequent settlement of for professional fees relating to the IPO.

Other payables

Our other payables mainly included payables for other taxes payable and provisions.

Our other payables decreased by US$389,040 or approximately 99.4% from US$391,446 as of March 31, 2025 to US$2,406 as of September 30, 2025 mainly due to the subsequent settlement of for professional fees relating to the IPO.

Lease liabilities

Our lease liabilities are related to the lease of factory. Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

Borrowings

Type	Drawn/ Maturities	Interest Rate	March 31, 2024	March 31, 2025	September 30, 2025
			US$	US$	US$
Revolving loans	June 13, 2025	6.76% – 6.99%	4,360,385	—	—
Trade financing	April 10, 2025 to July 18, 2025 (2024: April 2, 2024 to January 23, 2025)	5.70% – 6.56% (2024: 6.71% – 7.35%)	734,264	584,350	—
Export financing	May 15, 2025 to June 30, 2025 (2024: May 31, 2024 to January 14, 2025)	5.38% – 6.62% (2024: 6.37% – 7.59%)	2,089,465	4,504,250	—
Total			7,184,114	5,088,600	—
Borrowings, current portion			2,823,729	5,088,600	—
Borrowings, non-current portion			4,360,385	—	—

The bank borrowings utilized by the Group are part of certain general banking facilities granted to PFL and certain related parties. The general banking facilities are secured by several corporate guarantees provided by PFL and related parties, personal guarantees provided by the ultimate beneficial shareholders, properties and share mortgages of related parties, money mortgage and fire insurance in favor of the bank.

Cash Flows

Our use of cash primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table sets forth a summary of our cash flows information for the years/periods indicated:

	For the year ended March 31,		For the six months ended September 30,
	2024	2025	2024	2025
	US$	US$	US$	US$
Cash and cash equivalents at the beginning of the year	361,471	235,348	235,348	102,697
Net cash generated from/(used in) operating activities	3,138,768	2,108,017	1,931,707	(2,118,963)
Net cash used in investing activities	(253,614)	(555,812)	(36,184)	(4,131,751)
Net cash (used in)/generated from financing activities	(3,011,277)	(1,684,856)	(2,097,234)	7,811,814
Cash and cash equivalent at the end of the year	235,348	102,697	33,637	1,663,797

Net cash used in operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the six months ended September 30, 2025, we had net cash used in operating activities of US$2,118,963 mainly arising from net profit from operations of US$222,659 adjusted for non-cash items and changes in operating assets and liabilities. Changes in operating assets and liabilities mainly include the increase in inventories of US$348,190, and the increase in trade and other receivables of US$163,009, and decrease in trade and other payables of US$1,830,359 which was mainly due to settlement of old trade payables.

Net cash used in investing activities

For the six months ended September 30, 2025, net cash used in investing activities was US$4,131,751 consisted of interest received of US$83,557, offset by US$307,648 IPO expenses paid, US$3,893,852 loans to third party, and US$13,808 for purchase of plant and equipment.

Net cash generated from financing activities

For the six months ended September 30, 2025, net cash generated from financing activities of US7,811,814 mainly consisted of IPO proceeds of US$8,014,981, repayment from loans to related party of US$4,314,951, repayment from amounts due from related parties of US$713,232, offset by repayment of borrowings of US$5,185,612, and payment of lease liabilities US$45,738.

Working Capital Sufficiency

KMV believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this prospectus.

Capital Expenditures

We incurred capital expenditures of US$13,808 and US$15,746 for the six months ended September 30, 2025 and 2024 respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.